EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended November 30,		Year Ended May 31,
	2014	2013	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$720	$521	$1,059	$508	$1,237	$1,140	$1,059
Add back:
Portion of rent expense representative of interest factor	285	296	577	598	566	611	572

Earnings as adjusted	$1,005	$817	$1,636	$1,106	$1,803	$1,751	$1,631

Fixed Charges:
Capitalized interest	$13	$15	$25	$43	$80	$61	$65
Portion of rent expense representative of interest factor	285	296	577	598	566	611	572

	$298	$311	$602	$641	$646	$672	$637

Ratio of Earnings to Fixed Charges	3.4	2.6	2.7	1.7	2.8	2.6	2.6